UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Registrant’s name)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

On February 5, 2021, AnPac Bio-Medical Science Co., Ltd. (the “Company” or “we”) closed the issuance of convertible debentures (the “Debentures”) in the aggregate principal of $2,000,000 at a purchase price of $1,700,000 pursuant to Regulation S of the Securities Act of 1933, as amended, to certain non-U.S. investors (the “Note Holders”). After deducting the original issue discount and offering expenses, the net proceeds will be used for general corporate purposes.

The Debentures will mature in twelve months on February 4, 2022 and carries an interest rate of 0% per year, subject to certain condition that may increase the rate to 15% per year. The Note Holders may convert the Debentures into the Company’s ADSs, each currently representing one Class A ordinary share of the Company, at any time on or prior to maturity at the lower of (i) $15.00, or (ii) the lower of (x) 82% of the closing bid price in the last reported trade of the ADSs or (y) 80% of the VWAPs (daily dollar volume-weighted average price) during the 10 consecutive trading days, immediately preceding the date of conversion or other date of determination (the “Variable Conversion Price”), but not lower than the floor price of $1.00. Subject to the floor price, the Variable Conversion Price shall be 75% of the VWAPs during the 10 consecutive trading days, immediately preceding the conversion date or other date of determination if the Company shall trigger certain event of default as set forth in the Debenture. The conversion rate of the Debentures is subject to adjustments under the terms of the Debentures.

The Company has agreed to register for resale the ADSs underlying the Debentures with the U.S. Securities and Exchange Commission pursuant to a registration rights agreement dated February 5, 2021.

The foregoing is only a brief description of the material terms of the transaction documents and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to these transaction documents.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

Date: February 10, 2021	By:	/s/ Dr. Chris Chang Yu
	Name:	Dr. Chris Chang Yu
	Title:	Chairman of the Board of Directors and Chief Executive Officer